May 6, 2010

Ms. Innessa Kessman
Securities and Exchange Commission
100 F St. NE
Washington D.C. 20549

RE:	Superclick, Inc.
Form 10-K for the year ended October 31, 2009 Filed January 13, 2010 Form 10-Q for the quarterly period ended January 31, 2010 File No. 000-51756

Dear Ms. Kessman:

Pursuant to your instructions, we have amended our 10K for the year ended October 31, 2010, in Item 9A to state that:

“The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this Annual Report, that the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.”

1.	Please be informed that:
•	Superclick, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Superclick, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have amended our filing and hereby furnish this letter responding to your comments. Please advise as to any additional questions or clarifications that you might have.

Sincerely,

/s/	Todd M. Pitcher

Chairman and Secretary
P: 760-798-7579

Cc: Michael L. Corrigan
Cc: Jean Perrotti